April 18, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.

Washington D.C. 20549

        Attn: Barbara C. Jacobs, Assistant Director, Daniel Lee,
                 Staff Counsel, and Anne Nguyen, Special Counsel

        Re: ANTs software inc.   (the "Company")
                 Preliminary Proxy Statement on Schedule 14A filed April 3, 2006
                 File No. 0-16299

Dear Ms. Jacobs:

        Thank you for the comment letter concerning the above captioned matter.
We have set forth below, on behalf of ANTs software inc. (the   "Company"),   the
Company's responses to the comments of the Staff of the Securities and Exchange
Commission (the "Commission") on the Company's Preliminary Proxy Statement on
Schedule 14A filed with the Commission on April 3, 2006.   We are concurrently
filing with the Commission an amended Preliminary Proxy Statement on Schedule
14A, and we enclosed herewith a copy of pages 8 through 10 of the same, marked
to show changes, and which contains all changes. We have numbered this letter to
correspond with the numbering in the comment letter.

        1. As requested, we have included the disclosure concerning the number of
shares currently outstanding in the third full paragraph on page 9 under the
heading "Overview" in the disclosure concerning Proposal Number 2. We have also
disclosed the number of shares otherwise available for issuance, as well as the
number of shares which will be available for issuance in the event that this
Proposal is adopted.

        2. As requested, we have included the disclosure concerning the Company's
ongoing use of authorized but unissued shares of Common stock for financing
purposes in the fourth full paragraph on page 9 under the heading "Overview" in
the disclosure concerning Proposal Number 2. We have also included the statement
that there are no current plans, proposals or arrangements, written or
otherwise, concerning use of any shares of common stock in connection with any
acquisitions.

3. As requested, we have included the discussion concerning possible anti-takeover effects of the increase in authorized shares, in the fifth full paragraph on page 9 under the heading "Overview" in the disclosure concerning Proposal Number 2. In the sixth full paragraph on page 9 under the heading "Overview" in the disclosure concerning Proposal Number 2 we have disclosed the current anti-takeover mechanisms that are present in the Company's governing documents, or otherwise, and have disclosed the possibility that additional anti-takeover mechanisms may be considered in the next 12 months. Finally, in the fifth full paragraph on page 9 under the heading "Overview" in the disclosure concerning Proposal Number 2 we have included the requested statement.

We also submit with this letter, the requested Company acknowledgement.

Please feel to contact the undersigned, or Simran K. Singh of our office, should you have any questions or additional comments.

VERY TRULY YOURS,

THE CORPORATE LAW GROUP

/S/ PAUL DAVID MAROTTA

PAUL DAVID MAROTTA

encl. as stated

COMPANY ACKNOWLEDGMENT STATEMENT

In connection with the comments received by ANTs software inc. (the "Company") from the staff of the United States Securities and Exchange Commission (the "Commission") to the Preliminary Proxy Statement on Schedule 14A filed by the Company on April 3, 2006, the undersigned, the Chief Executive Officer of the Company, hereby acknowledges and agrees that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the Company's Proxy Statement on Schedule 14A;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement on Schedule 14A; and

3. The Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In Witness Whereof, the undersigned has executed this Company Acknowledgement Statement, effective as of the 14th day of April, 2006.

/S/ BOYD PEARCE

Mr. Boyd Pearce